Investment Policy Changes

Effective April 4, 2006, the Fund expanded upon its investment policy permitting it to invest up to 20 percent of its total assets in other types of debt instruments. The Fund may now invest the balance of its assets (i.e., assets not devoted to satisfying the 80 percent requirement) in any type of security or instrument, subject to the Funds other investment policies and restrictions. This change in no way affects the Funds intention to normally invest at least
80 percent of its total assets in a portfolio of U.S. dollar-denominated corporate debt obligations and other corporate income producing securities (the 80 percent requirement).